

To the shareholders of
Vestas Wind Systems A/S

Pursuant to Article 4 of the Articles of Association, you are hereby convened for the Annual General Meeting of Vestas Wind Systems A/S on

Tuesday 25 April 2006 at 5.00 p.m.

at Randershallen, Fyensgade 1, 8900 Randers, Denmark. The agenda includes the following items:

1. Report from the Board of Directors on the company's activities during the past year.
2. Presentation of the Annual Report, and resolution to adopt the Annual Report.
3. Resolution for the application of profit or covering of loss according to the approved Annual Report.
4. Resolution for discharge of liability for the Board of Directors and the Executive Management.
5. Election of members of the Board of Directors.
6. Appointment of auditors.
7. Proposals, if any, from the Board of Directors or the shareholders, including proposals for authorisation of the company to acquire treasury shares.

   The Board of Directors proposes the following:

   7.1 The existing authority for the Board of Directors in Article 3 (1) of the Articles of Association to increase the company's share capital is renewed to be in force until 1 January 2011 and to facilitate an increase of the share capital by an amount of nominally DKK 18,500,000.

   7.2 The existing authority for the Board of Directors in Article 3 (2) of the Articles of Association to increase the company's share capital in connection with an issue of employee shares is prolonged to be in force until 1 January 2011.

   7.3 The existing authority for the Board of Directors in Article 3 (3) of the Articles of Association to issue warrants and to make the related increase in the company's share capital is prolonged to be in force until 1 January 2011.

   7.4 Amendment of Article 4 (2) of the Articles of Association so that the company's general meetings will be held in Region Midtjylland (the region of Central Jutland) or in the municipality of Storkøbenhavn (Greater Copenhagen), at the Board of Directors' discretion.

   7.5 The Board of Directors requests the authorisation of the General Meeting for the company to acquire treasury shares up to a total nominal value of 10 per cent of the value of the company's share capital at the time in question, cf. Article 48 of the Danish Companies Act, in the period up until the next Annual General Meeting. The payment for the shares must not deviate more than 10 per cent from the purchase price quoted at the Copenhagen Stock Exchange at the time of acquisition. The purchase price listed on the Copenhagen Stock Exchange shall mean the closing price at 5.00 p.m.

8. Any other business.

The agenda, the Annual Report for 2005 and the full wording of proposals to be considered by the General Meeting will be available for review by the shareholders at the company's registered office from 12 April 2006.

Pursuant to Article 6 of the Articles of Association, shareholders wishing to attend the General Meeting shall order an admission card with Nordea Bank Danmark A/S, Issuer Services, P.O. Box 850, 0900 Copenhagen C, Denmark, (fax: +45 33 33 10 31) or via Vestas' homepage www.vestas.com no later than on 20 April 2006 at 4.00 p.m. Non-registered shareholders wishing to attend the General Meeting shall provide evidence of their title by presentation of a document of title issued by the relevant shareholder's bank ("the account-holding bank"). The document of title must be issued no more than 14 days before the shareholder's request for an admission card. Further, the shareholder shall declare in writing that the shares are not and will not be transferred to a third party before the General Meeting has been held.

Sandwiches will be served after the General Meeting. The arrangement will be ending at 8.00 p.m.

Randers, 4 April 2006
Vestas Wind Systems A/S
On behalf of the Board of Directors

Bent Carlsen, Chairman

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



FULL WORDING OF PROPOSED MOTIONS FROM THE BOARD OF DIRECTORS
for the Annual General Meeting of

Vestas Wind Systems A/S

Tuesday 25 April 2006 at 5.00 p.m.
at Randershallen, Fyensgade 1, 8900 Randers, Denmark

Re. Item 1 on the Agenda:

Proposal to take note of the Annual Report.

Re. Item 2 on the Agenda:

Proposal to approve the Annual Report.

Re. Item 3 on the Agenda:

Proposal to apply annual loss of DKK 1,558m as follows:

Transfer to reserve for net revaluation according to the equity method	DKK	194m
Dividend	DKK	0m
Retained earnings	DKK	(1,752)m

Re. Item 4 on the Agenda:

Proposal to discharge the Board of Directors and Executive Management from liability.

Re. Item 5 on the Agenda:

Proposal to re-elect the Board Members. In view of the size and complexity of the company, the Board of Directors also proposes that Kurt Anker Nielsen is elected as member of the Board of Directors of Vestas Wind Systems A/S. The nominated candidates for the Board of Directors have stated that they hold the following fiduciary positions in other Danish and foreign companies and organisations:

Bent Erik Carlsen (61 years), Director, A. P. Møller

Chairman of the Boards of: A/S Em. Z. Svitzer, Balti ES Ltd., Estonia, Maersk Aviation Holding A/S, Maersk Container Industri, China, Mærsk Container Industri AS, Norfolk Holding B.V., the Netherlands, Rosti A/S, Rotrex A/S, Roulunds Holding A/S and Star Air A/S. Member of the Boards of: Dansk Supermarked A/S and Martinair Holland N.V., the Netherlands.

Arne Pedersen (60 years), President and CEO, SIPCO Surface Protection Inc.

Chairman of the Boards of: Brancheforeningen Danske Maritime (Danish Maritime Association), DanTruck-Heden A/S, Hammerum Stainless A/S, Mühlhan A/S, Mühlhan Surface Protection International GmbH, Germany, Petersen og Sørensen Motorværksted A/S and Århus Værft A/S. Member of the Boards of: Dansk Industris Hovedbestyrelse (The General Council of the Confederation of Danish Industries), DeviTeck A/S and Muhlhan Norge AS, Norway. Other positions of trust: Chairman of Industriens Branchearbejdsmiljøråd (Industrial Occupational Health Committee).

Jørgen Huno Rasmussen (53 years), President and CEO, FLSmidth & Co. A/S

Chairman of the Boards of: Aktieselskabet af 1. januar 1990, FFE Invest A/S, FFE Minerals Corporation, USA, FLS Plast A/S, FLSmidth Airtech A/S, FLSmidth Inc., USA, FLSmidth Ltd., India and FLSmidth Materials Handling A/S. Deputy Chairman of the Boards of: Dansk Eternit Holding A/S and Scion-DTU A/S. Member of the Boards/committee of representatives of: Dan Indian Holding ApS, Densit A/S, FLS miljø a/s, Industriens Arbejdsgivere i København (The Copenhagen Industries Employers' Federation) and Tryg i Danmark smba.

Torsten Erik Rasmussen (61 years), Managing Director, Morgan Management ApS

Chairman of the Boards of: Amadeus Invest A/S, Bekaert Handling Group A/S, Best Buy Group A/S and uni-chains A/S. Deputy Chairman of the Boards of: A/S Det Østasiatiske Kompagni, Bang & Olufsen A/S, JAI A/S and TK Development A/S. Member of the Boards of: Acadia Pharmaceuticals Inc., USA, Arvid Nilsson A/S, Coloplast A/S, ECCO Sko A/S, JAI Group Holding ApS, NatImmune A/S, Oase Outdoor ApS, Outdoor Holding A/S, Schur International A/S, TKD Nordeuropa A/S, Uni-Chains Holding A/S, Vola A/S and Vola Holding A/S.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Jørn Ankær Thomsen (60 years), Attorney at Law and partner, Gorrissen Federspiel Kierkegaard

Chairman of the Boards of: Aida A/S, Aktieselskabet af 26. november 1984, Aktieselskabet Schouw & Co., Bodilsen A/S, Bodilsen Holding A/S, Carlsen Byggecenter Løgten A/S, Carlsen Supermarked Løgten A/S, Danish Industrial Equipment A/S, Danske Invest Administration A/S, DB 2001 A/S, Fibertex A/S, F.M.J. A/S, Frima Vafler A/S, Fåmandsforeningen Danske Invest Institutional, GAM Holding A/S, Ghana Impex A/S, Givesco A/S, Investeringsforeningen BG Invest, Investeringsforeningen Danske Institutional, Investeringsforeningen Danske Invest, Investeringsforeningen Danske Invest Almen Bolig, Investeringsforeningen Danske Invest Select, Investeringsforeningen Profil Invest, K.E. Mathiasen A/S, Kildebjerg Ry A/S, Krone Erhvervsinvestering A/S, Krone Kapital A/S, Løgten Midt A/S, Martin Professional A/S, Ortopædisk Hospital Århus A/S, Pipeline Biotech A/S, Placeringsforeningen BG Invest, Scanad Udviklingsbureau A/S, Schouw Finans A/S, Specialforeningen Danske Invest, Søndergård Give A/S, Th. C. Carlsen Løgten A/S and TV-Holding A/S. Deputy of the Boards of: A/S P. Grene and Elopak Denmark A/S. Member of the Boards of: ASM Foods AB, Sweden, Carletti A/S, GFKJURA 883 A/S, Valor Denmark A/S, Krone Kapital I A/S, Krone Kapital II A/S and Krone Kapital III A/S.

Freddy Frandsen (61 years), Director

Chairman of the Board of: Hans Følsgaard A/S. Deputy Chairman of the Boards of: Aalborg Universitet (Aalborg University) and Hans Følsgaard Fonden. Member of the Boards of: A/S Peder Nielsens Beslagfabrik, Polaris Management A/S and Svejsemaskinefabrikken Migatronic A/S.

Kurt Anker Nielsen (60 years), Director

Chairman of the Board of: Reliance A/S. Deputy Chairman of the Boards of: Dako A/S and Novozymes A/S. Member of the Boards of: Norsk Hydro ASA, Norway, Novo A/S, Novo Nordisk A/S and Zymogenetics Inc, USA.

Re. Item 6 on the Agenda:

Proposal to re-elect PricewaterhouseCoopers, Statsautoriseret Revisionsaktieselskab and KPMG C.Jespersen Statsautoriseret Revisionsinteressentskab as auditors of the company.

Re. Item 7 on the Agenda:

Proposal 7.1

Proposal from the Board of Directors to renew the existing authority for the Board of Directors to increase the company's share capital so that the authority will be effective until 1 January 2011. Moreover, the terms of the authority shall be the same as the terms of the existing authority, cf. the present Article 3 (1) and Article 3 (4) of the Articles of Association. Article 3 (1), sections 1-2 of the Articles of Association is proposed to be worded as follows:

Article 3 (1), sections 1-2

"The share capital can be increased at the Board of Directors' discretion in respect of time and terms in one or more issues of new shares up to an amount of DKK 18,500,000 nominal value (18,500,000 shares).

The authorisation shall remain in force until 1 January 2011, and may be extended by the General Meeting for one or more periods of up to five years each."

Proposal 7.2

Proposal from the Board of Directors to prolong the existing authority for the Board of Directors to increase the company's share capital in connection with an issue of employee shares so that the authority will be effective until 1 January 2011. Moreover, the terms of the authority shall be the same as the terms of the existing authority, cf. the present Article 3 (4) of the Articles of Association. Article 3 (2) of the Articles of Association is to be worded as follows:

Article 3 (2)

"The Board of Directors shall further, until 1 January 2011, be authorised to increase the share capital in one or more issues of new shares without regard to the preemption rights granted to the existing shareholders, up to the sum of DKK 1,776,895.00, nominal value, (1,776,895 shares) in connection with the offering of such shares to the employees of the company and its affiliated companies. Any such new shares shall be issued at a subscription price to be determined by the Board of Directors, which price may be at a discount to prevailing or future market prices."



Proposal 7.3

Proposal from the Board of Directors to prolong the existing authority for the Board of Directors to issue warrants and to make the related increase in the company's share capital so that the authority will be effective until 1 January 2011. Moreover, the terms of the authority shall be the same as the terms of the existing authority, cf. the present Article 3 (4) of the Articles of Association. Article 3 (3) of the Articles of Association is to be worded as follows:

Article 3 (3)

"Until 1 January 2011, the Board of Directors shall be authorised to carry out one or more issues of warrants without regard to the pre-emption rights granted to the existing shareholders of up to a total nominal amount of DKK 368,000 shares (368,000 shares) to key employees and/or Board Members with the company and with affiliated companies. However, the grant of warrants to Board Members to subscribe shall not exceed a total nominal amount of DKK 41,000 shares (41,000 shares). No consideration shall be paid in respect of the grant of warrants.

Until 1 January 2011, the Board of Directors shall be authorised to carry out one or more capital increases of up to a total nominal amount of DKK 368,000 without pre-emption rights to the existing shareholders and against cash payment in connection with the exercise of the warrants at a price set by the Board of Directors, which price may be at a discount to market prices."

Forslag 7.4

Proposal from the Board of Directors to change the location of the company's General Meetings from the municipality of the company's registered office, or in the municipality of Copenhagen to Region Midtjylland (the region of Central Jutland) or to the municipality of Storkøbenhavn (Greater Copenhagen). Article 4 (2) of the Articles of Association is to be worded as follows:

Article 4 (2)

"General Meetings shall be held in Region of Midtjylland (the region of Central Jutland), or to the municipality of Storkøbenhavn (Greater Copenhagen), at the Board of Directors' discretion. The Annual General Meeting shall be held every year within four months after the end of the financial year."

Proposal 7.5

Proposal from the Board of Directors to authorise the Board of Directors to let the company acquire treasury shares of up to a total nominal value of 10 per cent of the value of the company's share capital at the time in question, cf. Article 48 of the Danish Companies Act, in the period up until the next Annual General Meeting. The payment for the shares must not deviate more than 10 per cent from the purchase price quoted at the Copenhagen Stock Exchange at the time of acquisition. The purchase price listed on the Copenhagen Stock Exchange shall mean the closing price at 5.00 p.m.

Randers, 4 April 2006

Vestas Wind Systems A/S
On behalf of the Board of Directors

Bent Carlsen
Chairman